UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G

 (Amendment No.  )
iHeartMedia, Inc.
(Name of Issuer)

Class A Common Stock, par value $0.001 per share
 (Title of Classes of Securities)
45174J509
 (CUSIP Numbers)

November 29, 2019
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

:X	Rule 13d-1(b)
:	Rule 13d-1(c)
:	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 45174J509
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) INVESCO SENIOR SECURED MANAGEMENT INC IRS # 133573730
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Invesco Senior Secured Management Inc.- State of Delaware, United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER – 8,408,246
	6	SHARED VOTING POWER – 0
	7	SOLE DISPOSITIVE POWER – 8,408,246
	8	SHARED DISPOSITIVE POWER – 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,408,246
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 14.60%*
12	TYPE OF REPORTING PERSON* See Item 3 of this statement
* Based on a total of 57,581,400 shares of Class A Common Stock outstanding as of December 10, 2019 , as set forth in the Issuer’s Form 8-K filed on May 2, 2019, 184 additional shares of Class B Common Stock convertible into shares of Class A Common Stock and 2,819,690 additional shares of Class A Common Stock issuable upon the exercise of warrants.

Item 1(a). Name of Issuer:
iHeartMedia, Inc.
(b). Address of Issuer’s Principal Executive Offices:
20880 Stone Oak Parkway, San Antonio, TX 78258
1 Item 2(a). Name of Person Filing:
Invesco Senior Secured Management Inc.
(b). Address of Principal Business Office or, if none, residence of filing person:
1166 Ave of the Americas 26th floor New York NY 10036
(c). Citizenship of filing person:
State of Delaware, United States
(d). Title of Classes of Securities:
Class A Common Stock, par value $0.001 per share
(e). CUSIP Numbers:
45174J509

Item 3. If this Statement is Filed Pursuant to ss240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:
(e) [x] An investment adviser in accordance with section 240.13d-1(b)(1)(ii)(E)
(g) [x] A parent holding company or control person in accordance with section 240.13d-1(b)(1)(ii)(G)

Item 4. Ownership:
Please see responses to Items 5-8 on the cover of this statement, which are incorporated herein by reference.

Item 5. Ownership of Five Percent or Less of a Class:
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ]

Item 6. Ownership of More than Five Percent on Behalf of another Person:
Invesco Senior Secured Management Inc. as a discretionary manager for OFI-Senior Floating Rate beneficially owns 9.22% of security reported herein. However, no one individual has greater than 5% economic ownership. The shareholders of the Fund have the right to receive or the power to direct the receipt of dividends and proceeds from the sale of securities listed above.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:
Not Applicable.

Item 8. Identification and Classification of Members of the Group:
Not Applicable. This schedule is not being filed pursuant to Rule 13d-1(b)(1)(ii)(J) or Rule 13d-1(d).

Item 9. Notice of Dissolution of a Group:
Not Applicable.

Item 10. Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature:
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

12/10/2019
Date

Invesco Senior Secured Management Inc.
By:    /s/Tara McAleer
Tara McAleer
Chief Compliance Officer